Mail Stop 4561

September 11, 2006

Mr. Michael A. Richard
Chief Financial Officer and Principal Accounting Officer
VillageEDOCS
14471 Chambers Road
Suite 105
Tustin, CA   92780

Re: **VillageEDOCS**
        Form 10-KSB/A for Fiscal Year ended December 31, 2004
        Forms 10-QSB/A for Fiscal Quarters Ended March 31, 2005,
        June 30, 2005, and September 30, 2005
        File No. 000-31395

Dear Mr. Richard:

        We have completed our review of your Form 10-KSB/A and related filings and do not, at this time, have any further comments.

                                        Sincerely,

                                        Daniel L. Gordon
                                        Branch Chief